AM 3-24-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 7 2004 WASH. D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8-46783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8902 N. Meridian Street, Suite 202
(No. and Street)

Indianapolis	IN	46260-5307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenda L. Neff — 317-581-1580 x 219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whipple & Company, pc
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenda L. Neff
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2003 and 2002

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

WHIPPLE & COMPANY pc
CERTIFIED PUBLIC ACCOUNTANTS

Assurance Services:

- Financial statements of commercial and not for profit organizations
  - Compilations
  - Reviews
  - Audits
- Forecasts
- Projections
- Forensic accounting
- Feasibility studies
- Internal control reviews
- Agreed-upon procedure engagements
- Specialized ERISA and governmental audit engagements

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, cash flows, and changes in shareholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Whipple + Company PC

January 16, 2004

3925 River Crossing Parkway
Third Floor
Post Office Box 40368
Indianapolis, IN 46240-0368
317.472.2200 • 800.469.7206
Fax 317.208.1200
www.whipplecpas.com

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 25,000	$ 25,000
Commissions receivable	201,030	267,084
Prepaid expenses	24,046	63,692
Total Assets	$ 250,076	$ 355,776
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts payable	$ 120,790	$ 257,084
Shareholder's Equity		
Common stock	8,000	8,000
Additional paid in capital	17,000	17,000
Retained earnings	104,286	73,692
Total Shareholder's Equity	129,286	98,692
Total Liabilities and Shareholder's Equity	$ 250,076	$ 355,776

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues	$ 3,448,570	$ 4,219,712
Operating Expenses		
Sales commissions	1,145,241	1,814,704
Service fees	2,187,942	2,331,263
Education and training	75	545
Licenses and fees	44,492	43,002
Insurance	24,801	12,198
Dues and publications	300	150
Professional services	15,125	9,200
Total Operating Expenses	3,417,976	4,211,062
Net Income	30,594	8,650
Retained Earnings, Beginning of Year	73,692	65,042
Retained Earnings, End of Year	$ 104,286	$ 73,692

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net income	$ 30,594	$ 8,650
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	66,054	(87,591)
(Increase) decrease in prepaid expenses	39,646	(42,256)
Increase (decrease) in accounts payable	(136,294)	121,197
Net cash provided by operating activities	0	0
Cash Flows from Financing Activities		
Payments to repurchase common stock	0	(5,000)
Capital contributions	0	5,000
Net cash provided by financing activities	0	0
Net Increase in Cash and Cash Equivalents	0	0
Cash and Cash Equivalents, Beginning of Year	25,000	25,000
Cash and Cash Equivalents, End of Year	$ 25,000	$ 25,000

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2002	$ 10,000	$ 15,000	$ 65,042
Net Income - 2002	0	0	8,650
Repurchase Common Stock	(2,000)	(3,000)	0
Capital Contributions	0	5,000	0
Balances at December 31, 2002	8,000	17,000	73,692
Net Income - 2003	0	0	30,594
Balances at December 31, 2003	$ 8,000	$ 17,000	$ 104,286

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Its sole Office of Supervisory Jurisdiction is located in Indianapolis, Indiana. The Company has no branch offices. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the National Association of Securities Dealers, Inc., on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrued interest on past due receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

During the year ended December 31, 2002, the Company redeemed 100 shares of common stock for $5,000. The shareholders also contributed additional capital of $5,000 during the year ended December 31, 2002. The repurchased shares were retired and are not included in the number of shares issued and outstanding.

Effective March 31, 2003, the shareholders transferred all of their shares to a related entity with the same ownership.

The following summarizes the Company's shares of common stock at December 31, 2003 and 2002:

	2003		2002	
	Voting	Non-Voting	Voting	Non-Voting
Authorized	2000	1000	2,000	1,000
Issued	400	0	400	0
Outstanding	400	0	400	0

Note C - Stock Purchase Agreement:

The shareholders had entered into an agreement whereby the Company had the first right to purchase any shares offered for sale. Should the Company elect not to purchase the shares; the remaining shareholders would have had the option to purchase the shares.

In the event of incapacity or death of a shareholder, the Company was required to purchase all of the shares held by such shareholder.

This agreement was terminated as of March 31, 2003.

Note D - Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Effective March 31, 2003, the Company became the qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company going forward. The shareholders of the parent company will still be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note E - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. The charge for such services is based upon the profitability of the Company. Service fees amounted to $2,187,942 and $2,331,263 for the years ended December 31, 2003 and 2002, respectively. Accounts payable includes service fees of $55,727 and $143,992 at December 31, 2003 and 2002, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $894,800 and $978,200 of related party commissions for the years ended December 31, 2003 and 2002, respectively. Accounts payable includes approximately $39,500 and $62,400 of related party commissions at December 31, 2003 and 2002, respectively.

Note F - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2003 and 2002, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $8,053. At December 31, 2003, the Company's net capital was $105,240, which was $97,187 in excess of its minimum net capital requirement.

Note I - Reclassification:

Certain amounts included in the prior year's financial statements have been reclassified to conform to the current year's presentation. The reclassifications have no effect on total assets, total liabilities, shareholder's equity, or net income as previously reported.

WHIPPLE & COMPANY PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on the Supplementary Information

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2003 and 2002 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whipple + Company PC

January 16, 2004

3925 River Crossing Parkway
Third Floor
Post Office Box 40368
Indianapolis, IN 46240-0368
317.472.2200 • 800.469.7206
Fax 317.208.1200
www.whipplecpas.com

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Computation of Basic Net Capital Requirement

Total Shareholder's Equity	$	129,286
Adjustments		(24,046)
Net Capital	$	105,240

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Other accounts payable and accrued expenses	$	120,790
Other indebtedness		0
Total Aggregate Indebtedness	$	120,790
Ratio: Aggregate Indebtedness to Net Capital		1.15 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report	$	129,286
Prepaid expenses		(24,046)
Net Capital per above		105,240
Minimum Net Capital Required		8,053
Excess Net Capital	$	97,187